EXHIBIT 99.57

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We hereby consent to the use in this Registration Statement on Form 40-F of Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton”) of our report dated November 27, 2003 relating to the financial statements of Silver Wheaton.

/s/ Ellis, Govenlock LLP

Ellis, Govenlock LLP

Chartered Accountants

Edmonton, Alberta, Canada

April 21, 2005